June 11, 2007

Filed via EDGAR

Jeffrey P. Riedler Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Sonia Barros, Esq. Stop 6010 Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:         Lev Pharmaceuticals, Inc.
Form S-3 Registration Statement
Pre-Effective Amendment No. 1
Filed on June 11, 2007
File No. 333-143196

Dear Mr. Riedler and Ms. Barros:

We are counsel to Lev Pharmaceuticals, Inc. (“Lev”) and are in receipt of your letter dated June 4, 2007 concerning the above-referenced filing (the “Registration Statement”). This letter sets forth Lev’s response to the Staff’s comments as set forth in your letter. We have followed the numbered comments as set forth in your letter. A copy of Pre-effective Amendment Number 1 to the Registration Statement, as marked against the original filing, accompanies this letter.

Comment No. 1

Please file forms of your indentures as exhibits to the registration statement prior to requesting effectiveness. As you may be aware, the Trust Indenture Act of 1939 requires that an indenture be qualified at the time of registration.

Response

We have filed a form of Senior Indenture and Subordinated Indenture as exhibits to the amended Registration Statement. These documents are filed as Exhibits 4.9 and 4.10, respectively.

Comment No. 2

We note the following disclosure regarding your disclosure controls and procedures, “Our Chief Executive Officer and Chief Financial Officer . . . have concluded that, based on the evaluation of these controls and procedures, our disclosure controls and procedures were effective at the reasonable assurance level to assure that information required to be disclosed by us in re reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.”

In your next Form 10-KSB, please revise this disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response

In its next annual report on Form 10-KSB, the Company will revise the disclosure regarding its disclosure controls and procedures in order to include the additional language set forth in Comment No. 2.

Thank you for your assistance in this matter. We look forward to receiving any additional comments you may have.

Sincerely yours,

/s/ Michael A. Goldstein
Michael A. Goldstein

cc: D. Beck